Exhibit 99.1

Navigator Gas Announces Signing of $121.8 Million Financing for Two Newbuild Ammonia Carriers in Navigator Amon Joint Venture

LONDON, August 3, 2026 – Navigator Holdings Ltd. (“Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that on July 31, 2026, subsidiaries of Navigator Amon Shipping AS, our joint venture with Amon Maritime, (the “Borrowers”), entered into a senior secured post-delivery term loan (the “Facility Agreement”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited (together, the “Lenders”), to finance the delivery of two 51,350 cubic metre capacity ammonia fuelled liquefied ammonia carriers which will also be capable of carrying liquefied petroleum gas (the “Newbuild Vessels”), and which are currently under construction in China.

Pursuant to the Facility Agreement, the Lenders have agreed to make available to the Borrowers up to $121,800,000 to finance, at delivery, up to 70% of the cost of the two Newbuild Vessels under the shipbuilding contracts entered into in July 2025 with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. Delivery of the two vessels are expected to occur in May 2028 and September 2028. All pre-delivery payments under the shipbuilding contracts and the remaining portion of the delivery instalments for the Newbuild Vessels will be funded from the cash resources of the Borrowers, which funding will be provided by the shareholders of Navigator Amon Shipping AS.

The Facility Agreement has a post-delivery tenor of six years, is secured by, among other things, mortgages over the Newbuild Vessels, and amounts outstanding will bear interest at SOFR plus 1.35%, payable quarterly. Obligations of the Borrowers under the Facility Agreement are guaranteed by the Company and Navigator Amon Shipping AS, and the Facility Agreement also contains certain conditions, covenants and events of default.

Gary Chapman, Chief Financial Officer, commented:

“This financing is a further important step in converting our ammonia growth strategy into a fully financed, commercially contracted investment. Securing six-year post-delivery debt at an attractive margin, from a high-quality banking group, supports disciplined capital allocation and preserves balance sheet flexibility while we advance the construction of these next-generation vessels. Together with our partners at Amon Maritime, we are investing behind long-term customer demand for the safe and efficient transportation of ammonia, with vessels designed to participate in both today’s LPG and ammonia trades and the emerging market for ammonia as a marine fuel. We believe this combination of contracted employment, competitive financing and future-facing vessel capability positions Navigator and Navigator Amon to create durable value for our customers and shareholders.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 54 semi- or fully-refrigerated liquefied gas carriers, 24 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

About Amon Maritime

Amon Maritime is leading the green shift in shipping, by pioneering the use of ammonia as fuel across ship newbuildings, ship management, technology development and bunkering infrastructure. It is a maritime project development company, working with leading technology, commercial, and financial partners, to build, own and operate ammonia–powered ships – and thus realize its vision of creating the World’s first carbon free shipping company. The company is privately owned by its founders, leading employees and Mosvolds Rederi, the maritime investment arm of the Glastad Group.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

Chief Investor Relations & EVP of Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial